UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2026
Commission File Number 001-40974
GLOBALFOUNDRIES Inc.
400 Stonebreak Road Extension
Malta, NY 12020
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
    Form 20-F ☒  Form 40-F ☐

Other Events

Securities Issuance Agreement

On September 3, 2026, GlobalFoundries Inc. ("GF") entered into a Securities Issuance Agreement, dated as of September 3, 2026 (the “Agreement”), with the U.S. Department of Commerce ("DOC"). Pursuant to the Agreement, GF will issue to the DOC 9,907,399 ordinary shares, par value $0.02 per share, of GF (the “Shares”), at an issuance price of $37.85 per share.

Among other things, the Agreement provides for transfer restrictions, including a prohibition on privately negotiated transfers to any competitor of GF; voting restrictions providing that any U.S. governmental entity owning any voting shares issued under the Agreement will not vote those shares except with respect to certain matters affecting the applicable class of shares or a merger, consolidation, or similar business combination involving GF; and customary resale shelf registration rights, including an obligation to file a Shelf Registration Statement on Form F-3 (or other appropriate form) within six months of the date of the Agreement, and piggyback registration rights in favor of the DOC.

The above description of the Agreement does not purport to be a complete summary of all the parties’ rights and obligations thereunder and is qualified in its entirety by reference to the full text thereof, a copy of which is expected to be filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ending December 31, 2026.

The information contained in this Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-294214, and related Prospectuses, as such Registration Statement and Prospectuses may be amended from time to time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBALFOUNDRIES Inc.
Date: September 8, 2026	By:	/s/ Saam Azar
	Name:	Saam Azar
	Title:	Chief Legal Officer